Exhibit (a)(2)

SYNTHETECH, INC.
ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS
(INSTRUCTIONS AT BOTTOM OF FORM)

Name of Optionee:

I have received the Offer to Exchange All Outstanding Options to Purchase Common Stock Under Eligible Option Plans dated June 15, 2001 and the FAQ included therein. I acknowledge that the terms of this Election Concerning Exchange of Stock Options form and the Offer to Exchange All Outstanding Options to Purchase Common Stock Under Eligible Option Plans dated June 15, 2001 constitute the entire agreement between Synthetech and me regarding the offer.

I understand that I may elect to cancel all options that were granted to me under the Synthetech, Inc. 1995 Incentive Compensation Plan, as amended, and the Synthetech, Inc. 2000 Stock Incentive Plan, (the "Plans") from January 15, 2001 to July 16, 2001. In addition, I may elect to cancel any or all options that were granted to me under one of the Plans before January 15, 2001. In return, Synthetech will grant me the same number of replacement options on the date of the first meeting of the compensation committee of the Synthetech board of directors held more than six months after the date Synthetech cancels the options accepted for exchange, which will be on or after January 18, 2002 (the "replacement grant date"), provided that I am still employed by Synthetech on that date. The exercise price of the replacement options will be equal to the closing price of Synthetech stock on the replacement grant date. I understand that all shares subject to a single option must be retained or exchanged and that Synthetech will not accept an election to exchange part of the shares subject to a single option.

I understand that the replacement options for employees will be incentive stock options (ISOs) to the extent permitted by the Internal Revenue Code, if the cancelled option was originally an ISO, except that the $100,000 IRS limit will be re-measured as of the replacement grant date; or will be nonstatutory stock options (NSOs), if the cancelled option was originally a NSO. The replacement options for directors will be NSOs.

I understand that in general the new option will vest as to 50% of the option shares on the grant date and 25% on each of the first and second anniversaries of the grant date; but, if the cancelled option would have been less than 50% vested on the grant date for the replacement option, then the replacement option will vest on the same schedule as the cancelled option based on the original vesting commencement date. I understand that no replacement option will be exercisable until the date six months and one day following the grant date for the replacement options.

I understand that all other terms of the replacement options will be the same as the terms of the options being cancelled.

I also understand that I will not be eligible to receive any other options until the replacement grant date.

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I recognize that, under certain circumstances set forth in the Offer to Exchange, Synthetech may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options elected for exchange but not accepted will remain in effect without change.

I have reviewed the list of my options that Synthetech made available to me. I hereby give up my entire ownership interest in the options listed below, and I understand that they will become null and void on or after July 17, 2001 if accepted for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after July 16, 2001.

I hereby make the following election(s) with regard to my eligible option grants (check the box):

[   ] A. Options Granted Between January 15, 2001, and July 16, 2001

I hereby elect to cancel all of these options. (Partial elections are not permitted.)

[   ] B. Options Granted Between January 15, 2001 and July 16, 2001, Plus Certain Options Granted Before January 15, 2001

I hereby elect to cancel any and all options granted between January 15, 2001, and July 16, 2001, and in addition I hereby elect to cancel the following options granted before January 15, 2001 (please list only those options that you want to cancel):

1. Option Granted on

2. Option Granted on

3. Option Granted on

4. Option Granted on

__________________, 2001
Date ____________________________________________

Optionee's Signature

Participation Instructions:

1. Complete this form, sign it, and fax it to Charlie Williams at (541) 967-9424 or deliver it to Charlie Williams, Synthetech, Inc., P.O. Box 646, Albany, OR 97321-0210 as soon as possible, but in any event before 5:00 P.M. Pacific Time on July 16, 2001.

2. Ensure that you receive confirmation of receipt from Synthetech within three business days.

Employees who return forms after July 13, 2001 may not receive timely confirmation.